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                                  ORANCO, INC.
                         1981 East 4800 South, Suite 110
                           Salt Lake City, Utah 84117
                               Tel (702) 939-4728
                               Fax (702) 939-4766



May 10, 2006

Maureen Bauer, Staff Accountant
Division of Corporate Finance
Office of Emerging Companies
450 Fifth Street N.W.
Washington, D. C. 20549

RE: Your letter of April 28, 2006

Dear Ms. Bauer:

In regards to your letter of April 28, 2006, we have filed or are in the process of filing on EDGAR an Amendment # 1 to our 2005 Form 10ksb making the additions and corrections you requested. Specifically:

1. As to your comment # 1, we have added the additional language that you suggested.

2. As to your comment # 2, we have added the additional language that you suggested.

3. As to your comment # 3 we have completely amended our exhibit 31.1 to comply with the required language as set forth in Item 601(b)(31) of Regulation S-B.

As to the above we are attaching only the applicable pages of our amendment with EDGAR revision tags to show the additions in Item 8A. As to exhibit 31.1 we have completely amended the exhibit to reflect the language required by Item 601(b)(31).

We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in our filings, staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the



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Commission from taking any action with respect to the filing, and we cannot assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at the numbers above or our securities counsel, W. Sterling Mason Jr. at Tel 801-527-2402 Fax 801-527-2801.

Sincerely,


S/ Claudio Gianascio
Claudio Gianascio, CEO and CFO

























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As of September 30, 2002 the Company had advanced $99,327, including accrued interest. In November 2005 the Company received payment of $178,833, which repaid the Company for all amounts advanced, 12% interest, and 60% of the net proceeds received from the recovery.

         During the fiscal years ended December 31, 2005 the Company has been able to pay its expenses and costs through it cash on hand. As of December 31, 2005 had $335,094 in cash or cash equivalents compared to $216,684 at December 31, 2004, an increase of $118,410. This increase is primarily attributed to repayment of the loan to AIRP for the 3M litigation, together with the Company's share of the net proceeds of the settlement of the litigation.

Item 7. Financial Statements.
-----------------------------

    The financial statements of the Company are included following the signature pages to this form 10-KSB.

Item 8. Changes  in and  Disagreements  with  Accountants  on  Accounting  and
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Financial Disclosure.
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NONE

Item 8A. Controls and Procedures
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         Based on an evaluation as of the date of the end of the period covered by this Form 10-KSB, our Chief Executive Office/ Chief Financial Officer, conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as required by Exchange Act Rule 13a-15. Based on that evaluation, our Chief Executive Officer/ Chief Financial Officer concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms. In addition, he has concluded that these controls and procedures are also effective to ensure that the information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer, to allow timely decisions regarding required disclsure.


Changes in Internal Controls

         There were no significant changes in our internal controls over financial reporting that occurred during the quarter and year ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Controls


         We believe that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. However, we believe that our controls and procedures are designed to provide reasonable assurance that the objectives of the controls and procedures are met and the Chief Executive Officer/Chief Financial Officer has concluded that our disclosure controls and procedures are effective at that reasonable assurance level.



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Exhibit 31.1

                                  CERTIFICATION

I, Claudio Gianascio, as Chief Executive Officer and Chief Financial Officer of Oranco, Inc. certify that:

1. I have reviewed this annual report on Form 10-KSB amendment # 1 of the Oranco, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15e and 15d-15e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d- 15(f)) for the small business issuer and have:

     (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

     (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

     (c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     (d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is likely to materially affect, the small business issuer"s internal control over financial reporting; and

5. The small business issuer's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial


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reporting,  to the small business  issuer's  auditors and the audit committee of small business issuer's board of directors (or persons performing the equivalent function):

     (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuert's ability to record, process, summarize and report financial information; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.


Date: May 10, 2006                   S/ Claudio Gianascio
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                                     Claudio Gianascio, CEO & CFO






























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